FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is an investor presentation dated May 28, 2024 of Diana Shipping Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: May 28, 2024	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

DIANA SHIPPING INC.®

We create to share



Financial Results for the
1st Quarter of 2024

May 28, 2024

Our Executives

Semiramis Paliou



Director & Chief Executive Officer

Anastasios Margaronis



Director & President

Ioannis Zafirakis



Director, Chief Financial Officer, Chief Strategy Officer, Secretary & Treasurer

Eleftherios Papatrifon



Director

Maria Dede



Chief Accounting Officer

Our Company's confidence stems from our established track record

DIANA SHIPPING INC.

Financial Results for the 1st Quarter of 2024

Forward Looking Statements

Cautionary statement regarding onward-looking statements

This presentation does not constitute or form part of and should not be construed as an offer to sell any security or an invitation, solicitation, or inducement to purchase or subscribe for any security. This presentation should not be construed and does not constitute either advice or a recommendation regarding the purchase, holding or sale of any security. No representations or warranties, express or implied, are given in, or in respect of the accuracy or completeness of any information included in, this presentation. Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.



The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. We undertake no obligation, except as required by law, to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.



The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.


LOS ANGELES

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.



Diana's key points

39 vessels in the water*

2 Methanol Dual Fuel New-Building vessels to be delivered



99.1% AVERAGE FLEET UTILIZATION**



40%
35%
30%
25%
20%
15%
10%
5%
0%
19%
37%
11%
11%
11%
12%
Newcastlemax
Capesize
Post-Panamax
Kamsarmax
Panamax
Ultramax

4.4 MIL DWT CARRYING CAPACITY*

5.9 mil MT cargo carried in Q1 2024

946k MT of grains carried

2.5mil MT of iron ore carried

2.3mil MT of coal carried



993*** people across sea & ashore

- 33 vessels managed by Diana Shipping Services S.A.
- 6 vessels managed by Diana Wilhelmsen Management Limited

DIANA SHIPPING INC.

*As of May 27, 2024, m/v Florida, m/v New Orleans, m/v Santa Barbara & m/v DSI Andromeda bareboat chartered-in. The Company also expects to take delivery of two methanol dual fuel new-building Kamsarmax dry bulk vessels. m/v Houston has been sold and is expected to be delivered to her new Owners by September 16, 2024.
** For the three months ended March 31, 2024.
***As of March 31, 2024.

Highlights of the 1st Quarter 2024 and recent developments

- Announced the signing of the two 81,200 dwt methanol dual fuel new-building Kamsarmax dry bulk vessels, built at Tsuneishi Group, for a purchase price of US$46 million each.
- Expanded our investment in the offshore wind service vessels (CSOVs) following the joint venture's decision, that we are partners in, to exercise its option to acquire two additional newbuilding CSOVs from VARD yard, bringing the total investment to four vessels.
- Sale of m/v Houston to an unaffiliated third party at a sale price of US$23.30 million.
- On-going exercise of warrants to purchase common shares for cash, of which 3,284,372 were exercised, as of May 20, 2024.
- Declared a cash dividend in the amount of US$0.075 per common share.
- As of May 27, 2024, we have secured US$96.8 million of contracted revenues for 66% of the remaining ownership days of the year 2024 and have secured US$48.8 million of contracted revenues for 18% of the ownership days of the year 2025.
- We were awarded the "Gold Environment Leader Award" and "Gold Diversity, Equity & Inclusion Leader Award" at the 2024 ESG Shipping Awards International.

Recent Chartering Activity



Weighted average contracted charter rate ($ per day)
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$16,500
1 vsl
452 days
$14,728
4 vsls
472 days
$27,150
1 vsl
543 days
ULTRAMAX
PANAMAX, POST-PANAMAX
CAPESIZE

VESSEL	TYPE	BUILT	RATE
Crystalia	Panamax	2014	$13,900
P.S. Palios	Capesize	2013	$27,150
DSI Phoenix	Ultramax	2017	$16,500
Leto	Panamax	2010	$16,000
Atalandi	Panamax	2014	$15,800
Alcmene	Post-Panamax	2010	$16,000



Q1/24
Q2/24
Q3/24
Q4/24
Q1/25
Q2/25
Q3/25
Q4/25
Q1/26
Q2/26

Previous Charter Period

Fixed Period **

From February 19, 2024 until May 27, 2024

**Average Period calculated based on earliest redelivery date

Source: Company's filings with the U.S. Securities and Exchange Commission

DIANA SHIPPING INC.

Non-speculative & disciplined employment

Strategy

*Bareboat chartered-in.
**Vessel has been sold and is expected to be delivered to her new Owners by September 16, 2024.
***Vessel has been sold and delivered to her new Owners on March 5, 2024.

****As of May 27, 2024.

Source: Company

VESSEL	TYPE	BUILT	RATE	CHARTERER
Fleet Average		*2013*	*$15.801*	
Florida*	Capesize	2022	$25.900	Bunge S.A., Geneva
Crystalia	Panamax	2014	$13.900	Reachy Shipping Pte. Ltd.
P.S. Palios	Capesize	2013	$27.150	Bohai Shipping (HEBEI) Co., Ltd
New Orleans*	Capesize	2015	$20.000	Kawasaki Kisen Kaisha, Ltd
Leonidas P. C.	Kamsarmax	2011	$17.000	Ming Wah International Shipping Company Limited
DSI Pollux	Ultramax	2015	$14.000	Cargill Ocean Transportation
Seattle	Capesize	2011	$17.500	Solebay Shipping Cape Company Limited, Hong Kong
DSI Phoenix	Ultramax	2017	$16.500	Bulk Trading SA
Philadelphia	Newcastlemax	2012	$22.500	NYK Kaisha
Ismene	Panamax	2013	$12.650	Paralos Shipping Pte., Ltd.
Newport News	Newcastlemax	2017	$20.000	NYK Kaisha
DSI Andromeda*	Ultramax	2016	$13.500	Bunge S.A., Geneva
Medusa	Kamsarmax	2010	$14.250	ASL Bulk Shipping Limited
San Francisco	Newcastlemax	2017	$22.000	SwissMarine
DSI Aquarius	Ultramax	2016	$14.500	Stone Shipping Ltd
Semirio	Capesize	2007	$14.150	Solebay
Maera	Panamax	2013	$13.750	ST Shipping and Transport Pte. Ltd.
Myrto	Kamsarmax	2013	$12.650	Cobelfret
Amphitrite	Post-Panamax	2012	$15.000	Cobelfret
DSI Aquila	Ultramax	2015	$12.500	Western Bulk Carriers AS
Santa Barbara*	Capesize	2015	$21.250	Smart Gain Shipping Co., Limited
DSI Pyxis	Ultramax	2018	$14.250	ASL Bulk Marine
New York	Capesize	2010	$16.000	SwissMarine
Selina	Panamax	2010	$12.000	Cargill
Phaidra	Post-Panamax	2013	$12.250	Aquavita International S.A.
DSI Altair	Ultramax	2016	$13.800	Western Bulk Carriers AS
Astarte	Kamsarmax	2013	$15.000	Reachy Shipping (SGP) Pte. Ltd.
DSI Pegasus	Ultramax	2015	$14.000	Reachy Shipping
Houston**	Capesize	2009	$13.000	EGPN Bulk Carrier
Maia	Kamsarmax	2009	$13.500	ST Shipping and Transport Pte. Ltd.
G. P. Zafirakis	Capesize	2014	$17.000	Solebay
Los Angeles	Newcastlemax	2012	$17.700	NYK Kaisha
DSI Polaris	Ultramax	2018	$13.100	ASL Bulk Marine Limited
Atalandi	Panamax	2014	$15.800	Quadra Commodities SA
Electra	Post-Panamax	2013	$14.500	Cobelfret S.A.
Myrsini	Kamsarmax	2010	$15.000	Salanc Pte. Ltd.
Polymnia	Post-Panamax	2012	$15.000	Cobelfret
Alcmene	Post-Panamax	2010	$13.000	SwissMarine
Leto	Panamax	2010	$14.500	Cargill
Artemis***	Panamax	2006	$12.000	Jera Global Markets Pte. Ltd.


Q1/23
Q2/23
Q3/23
Q4/23
Q1/24
Q2/24
Q3/24
Q4/24
Q1/25
Average Daily TC Rate of Fixed Revenues****
16,629
for the remaining of 2024
34% Unfixed days****
for the remaining of 2024
Average contract duration****
1.37 years
Secured Revenues****
$96.8m
for the remaining of 2024
Current Chartering Period
Previous Chartering Period
Redelivery window
Dry docking
Off-hire

Financial Highlights for the 1st Quarter 2024*

	1st Quarter 2024	1st Quarter 2023
TC Revenues	$57.6m	$72.6m
Adjusted EBITDA**	$27.8m	$45.9m
Net Income and comprehensive income	$2.1m	$22.7m
Earnings Per Common Share, Diluted	$0.01	$0.22

	March 31, 2024	December 31, 2023
Cash, cash equivalents, time deposits and restricted cash	$162.0m	$161.6m
Long-term debt and finance liabilities, net of deferred financing costs	$628.1m	$642.8m

DIANA SHIPPING INC.

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences
**Further adjusted with Loss on warrants and Gain on derivative instruments.

Summary of Selected Financial & Other Data*

	Three months ended March 31, 2024	2023
Statement of Income Data	**$ Millions**	**$ Millions**
Time charter revenues	57.6	72.6
Voyage expenses	3.3	3.8
Vessel operating expenses	20.9	20.2
Net income	2.1	22.7
Net income attributable to common stockholders	0.6	21.3
Fleet data		
Average number of vessels	39.7	41.5
Number of vessels	39.0	41.0
Weighted average age of vessels	10.7	10.0
Ownership days	3,613	3,737
Available days	3,613	3,720
Operating days	3,582	3,699
Fleet utilization	99.1%	99.4%
Average Daily Results	**US$**	**US$**
Time charter equivalent (TCE) rate**	15,051	18,503
Daily vessel operating expenses***	5,775	5,396

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Current Debt Profile*



CREDIT FACILITIES MATURITIES
CREDIT FACILITIES AMORTIZATION
SLB PURCHASE OBLIGATION
SLB AMORTIZATION
SENIOR UNSECURED BOND MATURITY
Amortization Profile
US$ million
200
180
160
140
120
100
80
60
40
20
0
$38.8
$7.1
$51.8
$9.8
$119.1
$51.8
$10.2
$104.6
$48.1
$10.7
$37.3
$24.8
$11.2
$3.8
$15.4
$11.6
$26.0
$3.8
$10.2
$3.8
$6.7
$24.4
$2.8
Q2-Q4 2024
2025
2026
2027
2028
2029
2030
2031
2032

- As of March 31, 2024 $628.1 million Total Debt
- $162.0 million of Cash**
- Net Debt*** of $473.0 million



PROJECTED SENIOR UNSECURED BOND BALANCE
PROJECTED SLB UNAMORTIZED BALANCE
PROJECTED LOAN BALANCES OUTSTANDING
Balance Profile
US$ million
700
600
500
400
300
200
100
0
$119.1
$123.5
$346.1
$119.1
$113.7
$294.3
$103.4
$242.5
$92.8
$89.8
$81.6
$27.8
$70.0
$8.6
$33.8
$4.8
$27.2
2024
2025
2026
2027
2028
2029
2030
2031
2032

DIANA SHIPPING INC

* Subject to mutual agreement on margin reset in year 2027 regarding the $100 million facility with DNB Bank.
**Includes $59.5 million of restricted cash and time deposits.
***Net of $6.9 million deferred financing costs
Source: Company

Breakeven vs Estimated Revenue for the remainder of 2024 & 2025*

Estimated Cash Uses vs TC Revenues


Dry-dock provision
G&A
Opex
Preferred Dividend
Interest expense, net
Uncontracted
Voyage expenses
Debt Amortization
Contracted
$300
$250
$200
$150
$100
$50
$0
USD million
$143.9
+ $4.3 million
$148.2
15.5
$25.3
$37.1
$51.1
Unfixed Revenues*** $54.4m
Fixed Revenues $96.8m
$225.7
+ $13.2 million
$238.9
$12.5
$24.31
$39.6
$58.2
$80.1
Unfixed Revenues *** $190.1m
Fixed Revenues $48.8m
C/F Break Even Rate 2024**
TC Revenues 2024*
C/F Break Even Rate 2025**
TC Revenues 2025*

Daily Estimated Cash Uses vs Daily TC Revenues


$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
$2,500
$0
USD per day
$16,269
+ $486 per day
$16,755
904
1,753
2,856
4,196
5,774
Unfixed avg TC rate*** $16,998
Fixed avg TC rate $16,629
$16,269
+ $957 per day
$17,226
904
1,753
2,856
4,196
5,774
Unfixed avg TC rate*** $16,817
Fixed avg TC rate $19,031
Daily C/F Break Even Rate 2024**
Daily TC Revenues 2024*
Daily C/F Break Even Rate 2025**
Daily TC Revenues 2025*

FFA rates as of May 13, 2024

	Ultramax	Panamax	Kamsarmax	Post-Panamax	Capesize	Newcastlemax
Q2 2024	$17,800	$15,900	$17,200	$15,900	$24,300	$29,200
Q3 2024	$17,600	$16,500	$17,800	$16,500	$26,800	$32,100
Q4 2024	$16,600	$15,400	$16,700	$15,400	$26,800	$32,200
Q1 2025	$13,800	$12,900	$14,200	$12,900	$15,900	$19,100
Q2 2025	$15,300	$14,300	$15,600	$14,300	$21,300	$25,500
Q3 2025	$15,400	$14,100	$15,500	$14,100	$24,100	$29,000
Q4 2025	$15,400	$13,700	$15,000	$13,700	$24,100	$29,000

DIANA SHIPPING INC.

* From May 16, 2024
** As of March 31, 2024
*** Assumes vessels fixed for 12 months upon redelivery to owners from previous charter
Source: Company's filings with the U.S. Securities and Exchange Commission

Dividend payout since 2021



Cash dividend per share
Dividend in kind per share
Cumulative dividend paid since 2021 = $2.565 per common share
Cumulative dividend payout
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$0.100
$0.200
$0.459
$0.250
$0.275
$0.175
$0.150
$0.184
$0.150
$0.150
$0.101
$0.150
$0.075
$0.070
$0.075
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024

DIANA SHIPPING INC.

Source: Company

Dry Bulk Market Overview



Capesize
Panamax
Supramax
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
US$/day
Jan-2016
Apr-2016
Jul-2016
Oct-2016
Jan-2017
Apr-2017
Jul-2017
Oct-2017
Jan-2018
Apr-2018
Jul-2018
Oct-2018
Jan-2019
Apr-2019
Jul-2019
Oct-2019
Jan-2020
Apr-2020
Jul-2020
Oct-2020
Jan-2021
Apr-2021
Jul-2021
Oct-2021
Jan-2022
Apr-2022
Jul-2022
Oct-2022
Jan-2023
Apr-2023
Jul-2023
Oct-2023
Jan-2024
Apr-2024

Source: Clarksons SIN

DIANA SHIPPING INC.

Key demand drivers



Dry bulk trades in bn tonne-mile and GDP growth YoY
CAGR (2003-e2024)
4.9%
8.8%
4.9%
9.4%
Iron ore
Minor bulk
Grains & Soybeans
Coal
Annual GDP World
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
e2024

Source: Clarksons SIN

Dry bulk orderbook

The dry bulk orderbook is near the 20-year low point, total orderbook as % of total fleet is 8.5%


Dry bulk orderbook in million DWT
Panamax
Capesize
Smaller bulk vessels
350
300
250
200
150
100
50
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
YTD


Dry bulk orderbook in % of existing fleet
Total dry bulk
Capesize
Panamax
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
YTD

Source: Clarksons SIN

DIANA SHIPPING INC.

Positive and negative factors impacting the dry bulk shipping industry

On the positive side:

- Relatively low newbuilding orderbook with deliveries spread over the next four years.
- Sailing restrictions in the Panama Canal.
- Red Sea risks of attack increasing ton miles.
- China's contraction of domestic coal production.
- Increase in congestion.
- Even slower operating speeds.
- Continued growth in Asia (outside China).

On the negative side:

- New geopolitical disruptions and tight monetary policies leading to a worldwide recession.
- Reversal of higher congestion trends.
- Easing of tensions in the Middle East, allowing again free and safe transits through the Red Sea.
- Large increase in newbuilding ordering due to excessive optimism.
- Development of a trade war between major trading nations such as the US and China.

Diana Shipping Inc.'s Summary

- Adhere to our strategy of providing relative stability in a cyclical business, anchored on the prudent and active management of our balance sheet.
- Continue to renew and modernize our fleet and enhance our ecological footprint in greener investments.
- Committed to generating and securing free cash flows and rewarding our shareholders with attractive cash and in-kind dividends, whenever possible.
- Keeping abreast of developments in the shipping and energy sector, for potential attractive opportunities.



DIANA SHIPPING INC.

Q & A

Appendix

- Income Statement for the three months ended March 31, 2024 and March 31, 2023

- Balance Sheet as of March 31, 2024 and December 31, 2023

DIANA SHIPPING INC.

Income Statement

	Three months ended March 31, 2024	2023
REVENUES:		
Time charter revenues	$ 57,648	$ 72,642
OPERATING EXPENSES		
Voyage expenses	3,268	3,811
Vessel operating expenses	20,864	20,164
Depreciation and amortization of deferred charges	11,102	13,254
General and administrative expenses	8,533	7,682
Management fees to a related party	333	315
Gain on sale of vessels	(1,572)	(4,995)
Other operating income	(285)	(210)
Operating income, total	$ 15,405	$ 32,621
OTHER INCOME / (EXPENSES):		
Interest expense and finance costs	(12,056)	(11,658)
Interest and other income	1,736	1,774
Gain on derivative instruments	338	-
Loss on extinguishment of debt	-	(44)
Gain on investments	1,716	-
Loss on warrants	(4,684)	-
Gain/(loss) from equity method investments	(397)	20
Total other expenses, net	$ (13,347)	$ (9,908)
Net income and comprehensive income	$ 2,058	$ 22,713
Dividends on series B preferred shares	(1,442)	(1,442)
Net income and comprehensive income attributable to common stockholders	616	21,271
Earnings per common share, basic	$ 0.01	$ 0.22
Earnings per common share, diluted	$ 0.01	$ 0.22
Weighted average number of common shares outstanding, basic	110,330,456	97,323,011
Weighted average number of common shares outstanding, diluted	111,378,871	98,500,961

Balance Sheet

		March 31, 2024 (unaudited)		December 31, 2023*
ASSETS				
Cash, cash equivalents, restricted cash and time deposits	$	161,974**	$	161,592**
Investments in equity securities		-		20,729
Other current assets		41,993		19,900
Fixed assets		904,007		924,474
Investments in related parties and equity method investments		41,266		24,087
Other noncurrent assets		14,123		15,628
Total assets	$	1,163,363	$	1,166,410
LIABILITIES AND STOCKHOLDERS' EQUITY				
Long-term debt and finance liabilities, net of deferred financing costs	$	628,148	$	642,772
Other liabilities		38,827		34,617
Total stockholders' equity		496,388		489,021
Total liabilities and stockholders' equity	$	1,163,363	$	1,166,410

* The balance sheet data have been derived from the audited consolidated financial statements at that date.

** Includes time deposits of $40 million as of March 31, 2024 and December 31, 2023, respectively